SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayer ID (CNPJ/MF) 00.108.786/0001-65 Company Registry (NIRE) 35.300.177.240 Publicly Held Company Rua Verbo Divino n° 1.356 - 1° andar, São Paulo-SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET”), a publicly held company with head offices located in the city and state of São Paulo at Rua Verbo Divino n° 1.356 - 1° andar, Chácara Santo Antônio, inscribed in the Roll of Corporate Taxpayers (CNPJ/MF) under no. 00.108.786/0001-65, and Vivax S.A. (“VIVAX”), a publicly held company with head offices located in the city of Americana, São Paulo state at Avenida José Meneghel, n° 65, Distrito Maria J. Abraão, inscribed in the Roll of Corporate Taxpayers (CNPJ/MF) under no. 01.402.946/0001-47, hereby informs their shareholders, the general market and other interested parties, pursuant to Paragraph 4 of Article 157 of Law 6,404/76, as amended, and CVM Instruction 358/02, as amended, and as resolved by the Board of Directors meeting of NET held on September 24, 2007 and by the Extraordinary General Meeting of Vivax, also held on September 24, 2007, that a request will be filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), pursuant to CVM Instruction 361/02, for the Cancellation of the Registration of VIVAX as a Publicly Held Company, waiving the requirement for the holding of a public offering for the acquisition of shares provided for in said Instruction, given that no shares in the Company remain in circulation, with subsequent rescission of the Agreement of Level 2 Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (Bovespa), given that VIVAX no longer has securities of its issue in circulation in the market.

São Paulo, September 24, 2007

Net Serviços de Comunicação S.A.

João Adalberto Elek Junior

Chief Financial and Investor Relations Officer

Vivax S.A.

João Adalberto Elek Junior

Investor Relations Officer

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.